Exhibit 12.1

	Year Ended December 31,					Three Months Ended March 31
	2011	2012	2013	2014	2015	2016
	(in thousands)
Earnings
Income from continuing operations before income taxes	$47,731	$52,932	$37,499	$70,419	$752	$17,711
Add:
Fixed charges	48,974	39,849	31,499	31,438	38,399	9,198
Subtract:
Capitalized interest	(214)	(5)	(6)	(34)	(195)	(133)

Earnings before fixed charges	$96,705	$92,781	$68,998	$101,857	$39,151	$26,909

Fixed charges:
Interest expense (1)	$46,120	$37,268	$29,467	$28,729	$35,900	$8,484
Capitalized interest	214	5	6	34	195	133
Interest portion of rental expense	2,640	2,576	2,026	2,675	2,304	581

Total fixed charges	$48,974	$39,849	$31,499	$31,438	$38,399	$9,198

Ratio of earnings to fixed charges	2.0x	2.3x	2.2x	3.2x	1.0x	2.9x